UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54417

Integrated Drilling Equipment Holdings Corp. (Exact name of registrant as specified in its charter)
25311 I-45 North Woodpark Business Center, Bldg 6 Spring, Texas 77380 281-465-9393 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

Warrants to purchase shares of Common Stock

Units, each comprised of one share of Common Stock and one Warrant
(Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date of Common Stock, $0.0001 par value per share (“Common Stock”): Fifty-Three

Approximate number of holders of record as of the certification or notice date of Warrants to purchase shares of Common Stock (“Warrants”): One

Approximate number of holders of record as of the certification or notice date of Units, each comprised of one share of Common Stock and one Warrant: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Integrated Drilling Equipment Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2015	Integrated Drilling Equipment Holdings Corp. By: /s/ N. Michael Dion Name: N. Michael Dion Title: Chief Financial Officer